

Mail Stop 3030

April 3, 2009

Henry T. Cochran
6/F, Building 51, Road 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People's Republic of China 518057

> **Re: SinoHub, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 17, 2009**
> **File No. 333-154731**

Dear Mr. Cochran:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SinoHub holds a beneficial ownership interest in SinoHub SCM Shenzhen, Ltd., page 7

1.   Please expand your response to the second bullet point of prior comment 9 to tell us why you do not believe there would not be any conflict of interest, particularly when the trustee's interest might differ with yours. For example, wouldn't a conflict exist if you seek to purchase the trustee's equity interest, if there is an ambiguity in the trust arrangement, or if there is a dispute regarding trustee compensation?

Future Sales, page 11

2.   Please tell us how the disclosure in this section in consistent with the six-month period mentioned in Exhibit B to the exhibit to your Form 8-K filed May 15, 2008. Also tell us how that six-month period is consistent with Rule 144(i) and whether any securities were sold in reliance on the expiration of that six-month period.

3.   Please reconcile the number of shares subject to the lock up disclosed here and at the top of page 44.

Fiscal Years Ended December 31, 2008 compared to December 31, 2007, page 17

4.   We note your response to prior comment 21. Please tell us why you do not discuss separately the results of sales from the individually negotiated component sales and component sales as part of procurement-fulfillment program categories on page 28. Also, tell us why you do not discuss separately the results of sales from manufacturer customers and supplier customers mentioned on page 31. For example, does the business from the two categories and the two types of customers generate different revenue, margins, and trends?

Liquidity and Capital Resources, page 18

5.   Regarding your responses to the bullets of prior comment 9:
    • Discuss in this section of your prospectus the amount of borrowings from your lenders mentioned in your response.
    • Reconcile your response that 35% of your business is derived from your procurement-fulfillment business with the disclosure on page 5 and elsewhere in your filing that 43% of your business is from procurement-fulfillment.
    • Clarify the reference that you "receive terms" from suppliers in some cases. We note the reference in the last sentence of this section.

History, page 23

6.   Please tell us why this section does not mention a share cancellation in connection with the merger mentioned in footnote (1) of the Form 4 amended May 19, 2008. Also, show us how the number of shares sold by Lorikeet mentioned on page 49 is reconcilable to that Form 4.

Business Operations, page 24

7.   Please tell us where you filed as exhibits the customs duty import facility and the customs export refund facility mentioned in the first bullet on page 25.

8.   Regarding your response to prior comment 12:

- Please expand the third bullet to identify the guarantors.
- Tell us where you filed as exhibits the guarantees mentioned in the third bullet.

9.   Please reconcile the disclosure on page 25 of a letter of credit facility of $4,400,000 with the disclosure on page F-11 of a letter of credit facility of $3,650,000.

Subsidiaries, page 25

10.   Please revise the text in the chart so that it is legible.

Market Overview, page 28

11.   Please provide us with copies of the source of the data in this section from Global Sources. Please mark the materials so that they are keyed to the disclosure. Tell us whether the data you cite is publicly available. Also, tell us whether Global Sources has consented to your use of its name and data, whether you commissioned the data or whether it was prepared for use in this registration statement.

Major Customers, page 32

12.   With a view toward disclosure, please tell us the names of the major customers mentioned in the first sentence of this section.

Summary Compensation Table, page 37

13.   We note the currency mentioned in exhibit 10.18 and the figures disclosed under "Employment Contracts" on page 38. Please refer to the requirements in the last sentence on instruction 2 to Regulation S-K Item 402(n) when compensation is paid or received in a currency other than the dollar.

Outstanding Equity Awards, page 37

14.   Please tell us why this table does not include the options mentioned in footnote (3) on page 42.

Employment Contracts, page 38

15.   Regarding your response to prior comment 27:

- Please disclose the substance of the first paragraph of your response.
- Please clarify where you provided the disclosure mentioned in the last sentence of your response.

Certain Relationships and Related Transactions, page 40

16.   We reissue prior comment 31 in part. It is unclear how your changes address when you obtained the bank loan, the amount of the loan, when the loan must be repaid, and why the related party guarantees are not disclosed.

17.   We reissue prior comment 32. It appears that you did not reconcile the disclosure in the section numbered 2 of the issuance of 371,842 shares for the use of a condominium with the reference on page II-2 of the issuance of 371,842 shares for services.

18.   Please reconcile your disclosure in the section numbered 3 that SinoHub Electronics acquired only beneficial ownership of SinoHub SCM Shanghai with your disclosure on page 27 that SinoHub Electronics has actual direct ownership of SinoHub SCM Shanghai.

19.   Please tell us the authority on which you relied to delete previously disclosed transactions occurring in 2007 and 2008 from the section numbered 4.

20.   We reissue prior comment 34. It appears that you did not revise the paragraph to clarify:

- how the $1,000,000 amount previously disclosed was determined, or
- how the services fees of $197,000 was determined.

21.   Please clarify how the rental income of $154,000 mentioned in the third paragraph of the section numbered 4 was determined.

22.   Please expand the disclosure in the section numbered 7 to identify the director and the term and amount of the banking facility.

23.   Please tell us why this section does not discuss the $1.6 million due from a related party and reductions of related party payables of $3.1 million. We note your disclosure in the second paragraph on page 19.

Security Ownership of Certain Beneficial Owners and Management, page 42

24.   Please include a line in the table for each "named executive officer" per
        Regulation S-K Item 403(b).

Resale of restricted securities, page 44

25.   Given the multiple and apparently overlapping restrictions in your lock-up
        agreements and Rule 144, please clarify the date that on which your restricted
        securities can be resold.

Volume limitations, page 45

26.   Please revise to reflect the issue explained in question and answer 133.02 of the
        Division of Corporation Finance's Compliance and Disclosure Interpretations
        regarding Securities Act Rules available on our web site at
        http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Warrants, page 46

27.   Please reconcile the adjustments mentioned in this section with the adjustments
        mentioned in your revisions on page 3.

Consolidated Statements of Operations and Comprehensive Income, page F-3

28.   Through the nine months ended September 30, 2008, you recorded merger related
        expenses of $511,000. For the year ended December 31, 2008, these expenses
        were no longer reflected as a single line item under operating expenses. Please
        tell us where these expenses are classified as of December 31, 2008 and revise
        your disclosures as necessary.

Note 11. Stock Options, page F-14

29.   Please refer to prior comment 40. We note your explanation regarding the
        issuance of Series C preferred stock by SinoHub in November and December
        2007 which was prior to the reverse merger on May 14, 2008. We further note
        that as the accounting acquirer, the financial statements of SinoHub became those
        of the reporting entity on that date. However, although these shares were
        exchanged for common stock of Liberty in the merger, there is no indication that
        such preferred shares were presented as issued or outstanding in SinoHub's
        financial statements as of December 31, 2007. Please explain to us why the
        preferred stock is not reflected as issued and outstanding as of December 31, 2008
        or shown as converted to common stock as part of the reverse merger. Otherwise,
        please make appropriate revisions to account for these transactions.

Recent Sales of Unregistered Securities, page II-2

30.   Please expand your response to prior comment 41 to clearly show us how to reconcile the information in your publicly filed Statements of Stockholders' Equity with the disclosure in this section. For example, it does not appear that this section is consistent with the disclosure on page F-4 of the issuance of 385,229 shares and 100,597 shares in 2007 and the issuance of 71,166 shares and 2,090 shares in 2008.

31.   We note your response to prior comment 43; however, from your disclosure in your information statement, it appears that you offered shares to all of your holders of odd lots. Please expand your response to clarify whether Exhibit A to your response represents all such odd lot holders and, if not, how your offer to each other investor was exempt from registration under the Securities Act.

32.   Please provide your detailed analysis supporting your conclusion that you are eligible to rely on Rule 701 as mentioned on page II-4.

Exhibits and Financial Statement Schedules, page II-5

33.   Please file as exhibits the 2000 stock incentive plan mentioned on page 13 and the indemnification agreements mentioned on page 39.

34.   Please tell us, with a view to disclosure, how the third waiver agreement filed as exhibit 10.6.3 is related to the registration statement and how the named investors are "third party beneficiaries" to the lock-up agreement.

35.   We note your response to prior comment 48. Please ensure that you file complete exhibits. For example, we note that attachments appear to be missing from exhibit 10.10, exhibit 10.24 is missing portions of section 7.1 and exhibit 10.25 is not signed.

36.   Exhibit 3.3.1 appears to be only selected portions of your bylaws. Regulation S-K Item 601(b)(3) requires that, whenever you file an amendment to your bylaws, you must file a complete copy of the amendment. Please revise accordingly.

Amendment No 1 to Form 10-Q for the quarter ended September 30, 2008

Disclosure Controls and Procedures, page 26

37.   We reissue prior comment 49 in part. We note the disclosure in the penultimate sentence of this section; however, it appears that you did not disclose whether your principal executive and principal financial officer concluded that the disclosure controls and procedures were effective at that reasonable assurance level. Please revise accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

38.   We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

39.   We note that the certifications filed as Exhibits 31.1 and 31.2 did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 of Item 601(b)(31) of Regulation S-K. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Accordingly, please file an amendment to your December 31, 2008 Form 10-K to present these certifications in the form currently set forth in Item 601(b)(31) of Regulation S-K. We will not comment if you file an abbreviated amendment to your Form 10-K that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Gregory L. White, Esq.
          Mark A. Katzoff, Esq.